Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Commission File No. 001-39314

Oren Frank, CEO and Co-Founder of Talkspace, and

Doug Braunstein, Founder and Managing Partner of Hudson Executive Capital

CNBC Squawk Box Interview Transcript

January 13, 2021

Andrew Ross Sorkin: Welcome back to “Squawk Box,” online therapy provider Talkspace going public today through a SPAC, merging with Hudson Executive Investment Corporation. That SPAC is led by former JP Morgan vice chair and CFO, Doug Braunstein. The transaction is valuing Talkspace at an initial enterprise value of $1.4 billion, and is going to be providing the company with $250 million in capital. Joining us right now is Talkspace’s CEO, Oren Frank, and Hudson Executive Capital founder and managing partner, Doug Braunstein. Good morning to both of you. Oren, talk to us a little bit about the SPAC process and what you’re hoping to do with these new funds. I know you had been thinking about an IPO at one point and clearly have decided to go this route.

Oren Frank: Good morning, Andrew. Yeah, you know, first and foremost, we’re called Talkspace, and therefore TalkSPAC makes a lot of sense so that was the initial consideration but putting the jokes aside, we were looking to dramatically expand our reach and help many more people because this is, you know, behavioral health is something mentioned nowadays as the second pandemic and I would say that over half of Americans are complaining about, I would say, depression and/or anxiety. But the real reason we went with Doug is who they are as people, as, I would say, an organization that is very much aligned with what we wanted to achieve, also known as chemistry. It was essentially a decision about the people at the end of the very long process and kind of fun.

Andrew Ross Sorkin: Doug, so you are clearly on the search for a company like this. How did you land on Talkspace, and tell us about what you think this company can look like in the coming years.

Doug Braunstein: Yes, good morning, Andrew, and we’re incredibly excited to be partnering with Oren, and Roni, and the entire Talkspace management. As you know, we set up our SPAC looking for businesses that have sustainable competitive advantage, and can get there through technology, and what’s unique about the business that Oren and Roni have built is that it’s a purpose-built technology company really designed to meet the unmet medical needs in behavioral health. And it does so by improving access, it actually reduces cost to the consumer, it improves outcomes and it’s a really powerful platform for clinicians and payors. So we think this is, in this environment, really where the future of behavioral health and clinical health will be. And obviously the pandemic has not only accelerated the issues around behavioral health, but it has made clear that a telehealth, behavioral health platform that’s digital in nature is really the perfect future to treat patients and consumers.

Andrew Ross Sorkin: Oren, should we think about you as a healthcare company, should we think about you as an enterprise software company?

Oren Frank: Yes. I think, you know, that is a really good question because we are a technology company, most of our employees are actually software engineers, so we solve clinical business issues through the writing of code, but we’re definitely a healthcare company at the same time, and I think that is the right method for in order to address problems differently. Technology is not the end. It’s the means, you know, in order to help many more people with their health needs, and we think that only a new metaphor or a legacy free platform can actually achieve that, and we crafted- as Doug has mentioned, we are purpose built to do exactly that, so that’s the kind of technology that we develop and the only kind.

Andrew Ross Sorkin: But the reason I ask is, and I ask this of all companies going public these days in this regard, investors are going to be looking for comps, other companies that they can compare this to. By the way, too many CEOs unfortunately come on the show, and say there’s no other company like ours, nothing to compare this to. But I don’t believe that in this case. What do you think is a comparable way or fair way—I’ll ask the question of Doug, a long time man in the banking business, and has made comp presentations to boards for most of his life. Doug?

Doug Braunstein: So Andrew, we of course think this business is unique, and it is in terms of its focus on behavioral, but there are a number of public market comparables that we looked at as investors, and our PIPE investors looked at when valuing the company, and those include names like Teladoc and Amwell, digital disrupters in the health care space, larger disrupters in health care that have really changed the paradigm for care, and B2C high-growth internet companies. All of those businesses have characteristics that are comparable to what Talkspace has done, which is really change the modality of delivery and actually worked to improve outcomes in behavioral health.

Andrew Ross Sorkin: All right. So, but, explain this, what do you believe is the defensive moat here? Which is to say, what will prevent another company from coming in that might have a relationship with doctors already, other insurance companies, for example, other health care companies that might want to develop things on top of this. I know you have enterprise relationships on one end, obviously there’s the doctor relationship and health care provider relationship on the other.

Oren Frank: I would say two main areas. I know that most companies that get interviewed, talk about technology, machine learning, AI, et cetera, et cetera, so we’re actually one of those few companies that actually do that. And we have aggregated the very large data set over the years of operation that allows us, I think, to learn in real time from the behavior of both the providers and the patients on our platform, and improve, I would say, the clinical outcome through a set of technologies that are applied in favor or in help of the providers of the clinicians and this kind of mechanism, this fly wheel, I would say, improves over time as we gather more experience, more history of very good treatment and more learnings.

Andrew Ross Sorkin: Oren, we got to go, but what do you mean by that? I’m hoping your machine learning and AI is not listening if, for example, I was in a session with a doctor over your service.

Oren Frank: No, it does not listen at all, but I leave you with one thought, which is medical data has very good externalities, as compared to some of the other data you have been talking about in your programs.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.